UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 12b-25
NOTIFICATION OF LATE FILING

Commission File Number: 33-12213
CUSIP Number:

(Check One)
[   ]Form 10-K
[   ] Form 20-F
[   ]Form 11-K
[   ]Form 10-Q
[   ]Form NSAR
[X] Form NCSR

For Period Ended: August 31, 2005

[ ] Transition Report on Form 10-K
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form NSAR
[ ] Transition Report on Form NCSR

For the Transition Period Ended:

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

Part I - REGISTRANT INFORMATION

Full Name of Registrant

Professionally Managed Portfolios

Former Name if Applicable

N/A

Address of Principal Executive Officer (Street and Number)

615 East Michigan Street

City, State and Zip Code

Milwaukee, Wisconsin 53202

Part II - RULES 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expenses and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box is appropriate)

[X]	(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
[X]
(b)The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, Form N-CSR or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the Fifth calendar day following the prescribed due date; and

[X]	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

Part III - NARRATIVE

State below in reasonable detail the reasons why the Form 10-K and Form 10-KSB, 11-K, 20-F, IO-Q and Form IO-QSB, N-SAR, Form NCSR or other transition report or portion thereof, could not be filed within the prescribed period.

The Lighthouse Opportunity Fund is a series of Professionally Managed Portfolios. An accounting issue was raised during preparation of the annual financial statements for the Fund. The Fund’s Administrator, U.S. Bancorp Fund Services, LLC, currently is consulting with the Fund’s auditors, Tait, Weller and Baker LLP (“Tait Weller”), to address a concern regarding the Fund’s Investment Advisory Agreement and applicable advisory fees. The concern has not yet been completely addressed and Tait Weller will not issue their report until management provides representations as to this matter. The annual reports will be released, and the corresponding Form N-CSR will be filed, promptly after this issue is resolved with Tait Weller.

Part III - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

Rachel Lohrey Esq.
(414) 765-5384

(2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), been filed. If answer is no, identify report(s).

[X] YES [ ] NO

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statement to be included in the subject report or portion thereof?

[X] YES [ ] NO

If so, attach an explanation of the anticipated change, both narratively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Date: October 28, 2005

/s/ Robert Slotky
President

Tait, Weller & Baker LLP
Certified Public Accountants

Exhibit A

We are not in the position to release our report until we receive an updated management representation letter. Management is withholding their letter until a review is completed of their concerns regarding the advisory agreement and associated fees. The review by management is expected to be completed within the next 15 days.

/s/ Tait, Weller & Baker LLP

Tait, Weller & Baker LLP

Philadelphia, PA, New York, NY, Edison, NJ
1818 Market Street, Suite 2400, Philadelphia, PA 19103
215-979-8800, Fax 215-979-8811